June 3, 2024

Patrick Fullem

Office of Manufacturing

Division of Corporation Finance

Re:	Enviro.Farms Inc.
Offering Statement on Form 1-A
Filed February 8, 2024
File No. 024-12397

Mr. Fullem:

Please see below for responses to the Division’s letter dated March 4, 2024, regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement on Form 1-A, filed June 3, 2024 (“Amendment”), as further herein detailed.

General

1.	Disclose the portion of time your sole officer will devote to your business.

The Amendment discloses in a new column in the table in “Directors, Executive Officers, And Significant Employees” that our sole officer will devote full time to the business.

2.	Please file as an exhibit the agreement with the escrow agent and disclose its material terms.

We have filed the escrow agreement as an exhibit to the Amendment and summarized its terms in the “Plan of Distribution” Section of the Amendment.

3.	You disclose on page 36 that voting for directors is cumulative. Tell us where the provision about cumulative voting appears in your governing documents.

Cumulative voting is mandated by the South Dakota constitution, which has been clarified in the Amendment.

4.	We note your risk factor regarding the forum selection provision that you say is in Exhibit 4.1. Tell us where in that exhibit the forum provision appears and how your disclosure regarding its scope is consistent with the scope in the exhibit.

We have filed a new Exhibit 4.1 with the referenced forum selection clause.

Summary Information - Capitalization

5.	Please revise to disclose the terms of the investor promissory note, including the interest rate and maturity date. Please also disclose how you anticipate repaying the notes given your stage of operations and current financial condition. For example, will any of the proceeds from this offering will be used to repay the promissory note?.

We have disclosed the terms of the Notes in the “Summary – Capitalization” and “Securities Being Offered” Sections. We have further disclosed in the “Use of Proceeds” and “Management’s Discussion and Analysis” Sections that the Company may use offering proceeds to repay the loans.

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Summary Information – Going Concern

6.	You disclose that your ability to successfully resolve these factors raises substantial doubt about your Company’s ability to continue as a going concern. Your risk factor on page 9 also indicates that your management has expressed substantial doubt about your ability to continue as a going concern. Please reconcile these disclosures with that of the auditors report and financial statement notes that do not appear to indicate or conclude that a going concern opinion has been rendered on your financial statements.

We have deleted reference to going concern in the Amendment, as inclusion in the 1-A was a scrivener’s error.

Dilution

7.	Tell us what section of Exhibit 6.3 includes the “option to purchase common stock” at a discount to the offering price. Explain to what debt or loan this exhibit and provision applies, the amount outstanding and the number of shares that could be issued. Also tell us on what registration statement or exemption the company will rely to complete this transaction.

The Section of Exhibit 6.3 that grants lenders the right to acquire shares of the Company’s common stock at 50% discount is entitled “Risk and Reward.” The exhibit is the form promissory note issued to 16 investors who loaned the Company approximately $436,500. Upon repayment of the notes, the lenders will have the ability to buy shares at 50% of the initial share price in this Tier 2 offering ($0.50), for a total of 873,000 Shares if all lenders purchased the maximum amount possible. If and when lenders are able to purchase Shares in accordance with the foregoing, the Company will rely on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

Interest of Management and Others in Certain Transactions Related Party Transactions

8.	Please disclose the date that the Company sold an aggregate of 125,000,000 common shares to Mr. Tooley, along with the aggregate purchase price. Disclose if this transaction is the Company’s initial equity capitalization and if the common shares are considered to be founder shares.

Mr. Tooley was issued 15M shares upon formation of the Company, as founder shares. Those shares were then increased to 125,000,000 around January 23, 2024 when the Company’s authorized shares were increased. Mr. Tooley has agreed to pay par value for such shares, or $1,250, as the Company’s initial capital already provided by Mr. Tooley.

9.	We note the advances provided to you. If applicable, please disclose the interest rate and maturity date of such advances.

There is no interest or maturity date associated with such advances, they will simply be reimbursed as funds become available.

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Audited Financial Statement

10.

Please address the following:

●	Relabel the heading on page F-3 to Statement of Operations, as it is currently labeled Statement of Cash Flows.

●	Consider providing a separate statement of stockholders’ deficit that shows each of your equity accounts, including common shares and preferred shares authorized, issued and outstanding at the balance sheet date.

●	For each of the statements of operations, stockholders’ deficit and cash flows, please specify the financial statement period covered, such as for the period from June 24, 2023, date of inception, to July 31, 2023, if true.

●	Expand Note B(a), Basis of Accounting and Presentation, on page F-5 to disclose the date of your fiscal year-end.

Please see the updated financial statements for the fiscal year ended December 31, 2023 within the Amendment.

Dilution

11.

Please revise as appropriate and have your independent auditors address the following:

●	In the opinion paragraphs, specify the date covered by the related statements of operations, stockholders’ equity and cash flows. For example, specify if the statements cover the period from June 24, 2023, date of inception, to July 31, 2023, if true. The current disclosure is general and refers either to the period from inception to July 31, 2023, or for the initial period then ended. Refer to Rule 2-02(a)(4) and 2-02(c)(1) of Regulation S-X.

●	In the Experts section of the Offering Statement on page 38, disclose the specific period the financial statements cover, as the current disclosure states for the initial period ended July 31, 2023.

●	In Exhibit 11.1, Consent of Auditor, please disclose that the auditors consent to the reference to them under the heading “Experts” in the Offering Statement, as the current disclosure states “and to the reference of us under the title “Auditors” throughout the statement.” Also specify the financial statement periods covered by the auditors’ report.

Please see the updated auditor report, “experts” Section and consent included with the Amendment.

Exhibits

12.	Refer to Exhibit 12.1. Please clarify the reference to Class A membership shares, given the disclosure that you are offering shares of common stock.

Exhibit 12.1 has been updated in the Amendment.

13.	Please ensure each exhibit is in the proper text-searchable format. Refer to Item 301 of Regulation S-T.

We have ensured all Exhibits filed with the Amendment are searchable as required.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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